

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2013

Via E-mail
M. Timothy Elder
Smith Gambrill & Russell LLP
Suite 3100 Promenade II
1230 Peachtree Street, NE
Atlanta, Georgia 30309-3592

> **Re: SunLink Health Systems Inc.**
> **Schedule 13E-3 filed February 5, 2013**
> **Schedule 13E-3/A filed February 15, 2013**
> **File No. 5-03600**

Dear Mr. Elder:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filings concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filings, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3 – Exhibit (a)(1)(A) Offer to Purchase dated February 5, 2013

Summary Term Sheet – What does the board of directors of SunLink think of the offer? page 2

1. In this section, you state only that the board of directors is not making a recommendation with respect to the Offer. However, as noted later in the Offer to Purchase, the board of directors believes the offer is substantively and procedurally fair to shareholders. This fact should be addressed here.

What will be the form of payment of the purchase price in the Offer?, page 3

2. We note the disclosure here that you will not pay interest on the purchase price "even if there is a delay in making payment" for tendered shares. In your response letter, with a view to possible additional disclosure, tell us the circumstances under which payment for tendered shares could be delayed. We may have further comments.

Special Factors, page 15

3. This section should be moved closer to the forepart of the Offer to Exchange, immediately following the Summary Term Sheet.

Background of the Offer, page 16

4. Clarify your intentions with respect to a second tender offer or other transaction, assuming this offer is successful in allowing you to deregister the common shares. If you can deregister after this offer, do you still currently intend to proceed with a second offer or other liquidity event available to all remaining shareholders?

5. We note that the board did not engage a financial advisor in connection with this going private transaction. Explain how the board of directors set the offer price and the amount of the bonus for odd lot holders tendering all of their shares into the offer. Please be specific.

6. Refer to page 20. Expand the section entitled "The Offer Price also was determined in light of the Company's financial performance generally" to explain how the financial performance was considered to arrive at the $1.50 per share offer consideration.

7. Explain the reasons for the timing of the offer. See Item 1013(c) of Regulation M-A. Your expanded disclosure should address the timing of this offer with respect to the sale of two additional hospitals currently being negotiated (see page 21). Why are you attempting to consummate the offer before the sale, which is currently in discussions?

8. Refer to the last paragraph on page 21. Expand to provide more specifics about the indications of interest received from third parties, including when those indications were received and any materials terms. In addition, as part of your discussion of the alternatives to this transaction considered by the board, explain why these alternate transactions were not pursued.

9. Refer to page 22. Explain which specific covenant under the RDA Loan the company expects to violate and why. Update the disclosure regarding your attempts to seek a modification or waiver of this provision.

Fairness of the Offer, page 19

10. Expand this section to address the fairness of the offer to the non-odd lot holders of the common shares who are not eligible to participate. Explain how the board considered this group's interests in assessing fairness and why it believes the offer is fair to all unaffiliated shareholders, including those who cannot participate.

11. The factors listed in Instruction 2 to Item 1014 are generally relevant to the fairness of the consideration to be offered in a going private transaction. To the extent that any particular factor is not relevant in the context of your transaction, this may itself be important information for shareholders. Please revise to address each Instruction 2 factor, or to explain why any single factor was not considered or was considered but given little weight in the context of this transaction.

Section 7. Conditions of the Offer, page 31

12. Refer to subparagraphs (h) and (i) on page 32. Form the way in which these conditions are drafted, any 10% decline from February 4, 2013 levels would result in a "triggering" of this offer condition, whether or not such 10% decline persisted at the expiration of the offer. Therefore, please confirm that if such a drop occurs while the offer is pending, you will amend the offer to inform shareholders how you intend to proceed (rather than waiting until expiration to do so). Please confirm your understanding in your response letter.

Selected Historical and Pro Forma Financial Information, page 35

13. Revise to reflect the updated financial data included in the Form 10-Q filed on February 14, 2013.

Schedule 13E-3/A filed February 15, 2013 – Exhibit (a)(5)(B)

14. Refer to the last paragraph of the press release dated February 15, 2013 and included as exhibit (a)(5)(B) to the Schedule 13E-3/A. In future filings, delete or qualify the disclaimer language there (and in your February 5, 2013 press release) that you are under no obligation to update the information disclosed in the press release or the Offer to Purchase.

Closing Information

Please amend the filings in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since SunLink is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- It is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- SunLink may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions